CASTELLUM

05013652

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 16/2005

Gothenburg 16 December, 2005

SUPPL

Castellum invests for SEKm 200

Castellum has through wholly owned subsidiaries decided on investments of SEKm 48 and acquisitions for SEKm 155.

Aspholmen Fastigheter AB will build an office property of 3,700 sq.m. at the southern entrance of the working area Aspholmen in Örebro. A leasing contract has been signed for the entire area with a company that presently leases premises in a number of properties within the area. The investment amounts to SEKm 48 and time for moving in is set to the turn of the year 2006/2007.

Fastighets AB Brostaden has acquired an industrial property with a lettable area of approx. 15,000 sq.m. for SEKm 68. The property is located in Mariehäll and partly unlet. Time of taking possession will be in December 2005. Brostaden owns a number of properties in Mariehäll with a total lettable area of approx. 90,000 sq.m.

Brostaden has also acquired an unlet commercial property in Sollentuna of approx. 4,000 sq.m. for SEKm 25. The property consists of retail and industrial premises. Possession of the property was taken in December 2005. Brostaden owns a number of properties in Sollentuna with a total lettable area of approx. 50,000 sq.m.

Harry Sjögren AB has acquired two warehouse and industrial properties in Borås with a total lettable area of approx. 15,000 sq.m. for SEKm 62. One of the properties holds an unutilized building permission of approx. 8,000 sq.m. The economic occupancy rate is approx. 85% and possession of the property was taken in December 2005. Harry Sjögren AB owns a number of properties in Borås with a total lettable area of approx. 75,000 sq.m.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

dw 1/3

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 15/2005

Gothenburg, November 21, 2005

New Senior Executives in Castellum 2006

As previously announced the present CEO Lars-Erik Jansson will retire at the year-end and the present deputy CEO Håkan Hellström has been appointed new CEO by the Board of Directors from January 1, 2006.

Following the above changes Henrik Saxborn has been appointed new deputy CEO with responsibility for business development. Henrik Saxborn will enter his new position in the beginning of 2006. He presently holds a position as Managing Partner in Niam AB with responsibility for property acquisitions and marketing of Niam's real estate funds.

Further more these following changes will take place at the year-end. Ulrika Danielsson, the present Controller has been appointed Director and Head of Accounting and the present Treasurer Anette Engström has been appointed Director and Head of Treasure.

The present Managing Director of the subsidiary Fastighets AB Brostaden Nils Pers will after 11 years as MD leave the company and move on to other activities. Anders Nilsson, presently Real Estate Manager in the company, has been appointed new Managing Director from February 1, 2006.

The new Senior Executives will from 2006 be Håkan Hellström, Henrik Saxborn, Ulrika Danielsson and Anette Engström together with the Managing Directors of the subsidiaries; Tage Christoffersson, Eklandia Fastighets AB, Bengt Arne Johansson, Fastighets AB Briggen, Claes Junefelt, Fastighets AB Corallen, Claes Larsson, Aspholmen Fastigheter AB, Anders Nilsson, Fastighets AB Brostaden and Christer Sundberg, Harry Sjögren AB.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Jan Kvarnström, Chairman of the Board, mobile +49 1609 060 1899
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, deputy CEO / CFO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 13/2005

Gothenburg 14 October, 2005

Castellum invests SEKm 117 and sells for SEKm 40

Castellum has decided on investments in existing properties of SEKm 42 and has through wholly owned subsidiaries acquired for SEKm 75 and sold properties for SEKm 40.

Fastighets AB Briggen has acquired an unlet commercial property with a lettable area of 14,300 sq.m. for SEKm 75 in Malmö. Approximately 1,500 sq.m. are office premises and the remaining area are warehouse and production premises. The building is of high standard and well situated in Fosie industrial estate, where the company already owns a number of properties. The time of taking possession is set to no later than July 31, 2006.

The development of Eklandia's property Nordstaden 2:16 in central Gothenburg continues. Decision has been made on an extensive refurbishment and completion of additional premises and rebuilding of the entrance for a total of SEKm 42. With the signing of a new lease for the remaining 3,700 sq.m. office premises to a larger law firm all 14,500 sq.m. office premises are let. Planning and marketing activities for approx. 2,500 sq.m. unlet premises on the bottom and ground floors, which are most suitable for retail, are currently taking place.

Fastighets AB Briggen has sold a residential property with a lettable area of 2,300 sq.m. in central Helsingborg to a new tenant owners' association. The sales price of SEKm 36 exceeded the fair value by SEKm 11. Possession will be given up on October 31.

Fastighets AB Corallen has sold and given up possession of a commercial property of 8,800 sq.m. lettable area in Gnosjö. The sales price of SEKm 4 was SEKm 1 below fair value.

On Castellum's website names and addresses of properties acquired or sold since the beginning of the year are published.

Castellum is one of the major listed real estate companies in Sweden. The value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56